VANC Pharmaceuticals Closes Private Placement

July 30, 2018 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”) (TSXV:  VANC, OTCQB:  NUVPF) is pleased to announce that further to its news release dated July 11, 2018, it has closed a non-brokered private placement of 5,327,335 units (“Units”) of the Company at a price of $0.15 per Unit for gross proceeds of approximately CDN$799,100 (the “Offering”).

Each Unit consists of one (1) common share of the Company (a “Common Share”) and one (1) share purchase warrant (a “Warrant”). Each Warrant entitles the holder thereof to purchase one Common Share for a period of two (2) years following the closing date at a price of $0.33 per Common Share.

The securities issued pursuant to the Offering are subject to a four (4) month hold period, which will expire on December 1st, 2018.

The Company paid aggregate finder’s fees of CDN$13,320 (6% on $222,000) and issued 88,800 finder’s warrants (6% on 1,480,000 Units). Each finder’s warrant entitles the finder to purchase one (1) Common Share for a period of two (2) years following the closing date at a price of $0.33 per Common Share.

Proceeds from the Offering are planned to be used by VANC for corporate overhead and working capital.

Completion of the Offering is subject to all required regulatory approvals, including final acceptance by the TSX Venture Exchange.

About VANC Pharmaceuticals Inc.

VANC Pharmaceuticals aims to become the partner of choice for forward-thinking pharmacies across Canada. With an established sales force, distribution network, and team of highly experienced professionals in pharmacy, point-of-care testing and health technology, VANC is growing beyond generics to provide pharmacists with innovative, value-added products and services to expand their scope of practice and support their evolving role as front-line healthcare providers.

www.vancpharm.com

For more information, please contact Bob Rai at 604-247-2639 or by email at info@vancpharm.com.

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.